December 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Casa Systems, Inc.
Registration Statement on Form S-1
File No. 333-221658

Acceleration Request
	Requested Date:	December 13, 2017
	Requested Time:	4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between December 4, 2017 and December 8, 2017 at 5:00 p.m., Eastern Standard Time, 1,800 copies of the Preliminary Prospectus of Casa Systems, Inc., a Delaware corporation (the “Registrant”), dated December 4, 2017, were distributed to prospective underwriters/dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on December 13, 2017, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO. LLC BARCLAYS CAPITAL INC.

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Ray Yousefian
Name: Ray Yousefian
Title: Vice President

BARCLAYS CAPITAL INC.

By:	/s/ Carl Chiou
Name: Carl Chiou
Title: Managing Director

cc:

Jerry Guo, President and Chief Executive Officer

Gary Hall, Chief Financial Officer

Todd Keebaugh, Esq., General Counsel

Casa Systems, Inc.

Mark R. Fitzgerald, Esq.

Michael C. Labriola, Esq.

Mark G. C. Bass, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

David A. Westenberg, Esq.

Michael D. Bain, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

[Signature Page to Underwriter Acceleration Request]